[Pinnacle Foods Finance LLC Letterhead]

March 7, 2013

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Pinnacle Foods Finance LLC has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 30, 2012, which was filed with the Securities and Exchange Commission on March 5, 2013.

Respectfully submitted,

Pinnacle Foods Finance LLC

/s/ Craig Steeneck

Name: Craig Steeneck
Title: Executive Vice President & Chief Financial Officer